EXHIBIT 21

Subsidiaries of the Company

As of December 31, 2002

Name	State of Incorporation or Organization
Nationwide Health Properties Finance Corporation	Delaware
MLD Financial Capital Corporation	Delaware
MLD Wisconsin SNF, Inc.	Wisconsin
MLD Delaware Trust	Delaware
MLD Properties, Inc.	Delaware
MLD Properties, LLC	Delaware
NH Texas Properties Limited Partnership	Texas
MLD Properties Limited Partnership	Delaware
NHP Finance Corporation	Delaware
HN Texas Properties, L.P.	Texas